SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                             (Amendment No. __)




                               BURST.COM, INC.
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                              (Name of Issuer)


                   Common Stock, par value $.00001 per share
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                        (Title of Class of Securities)



                                 122B4P 10 6
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                               (CUSIP Number)


                              August 25, 2000
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ] Rule 13d-1(b)
         [ X ] Rule 13d-1(c)
         [   ] Rule 13d-1(d)

                      (Continued on following pages)

                            (Page 1 of 8 Pages)

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CUSIP NO.  122B4P 10 6           13G                      Page  2  of 8  Pages
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 1.  NAME OF REPORTING PERSON                          SBC Communications Inc.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      43-1301883
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [    ]
                                                                   (b)  [    ]
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 3.  SEC USE ONLY

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 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
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                           5. SOLE VOTING POWER                              0
  NUMBER OF
    SHARES        ------------------------------------------------------------
BENEFICIALLY               6. SHARED VOTING POWER                    1,715,266
  OWNED BY
    EACH          ------------------------------------------------------------
 REPORTING                 7. SOLE DISPOSITIVE POWER                         0
   PERSON
    WITH          ------------------------------------------------------------
                           8. SHARED DISPOSITIVE POWER               1,715,266
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                        1,715,266
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES                                     [   ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    8.2%
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12.  TYPE OF REPORTING PERSON                                               HC
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

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CUSIP NO.  122B4P 10 6             13G                    Page  3  of 8  Pages
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 1.  NAME OF REPORTING PERSON                            Ameritech Corporation
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      36-3251481
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [    ]
                                                                   (b)  [    ]
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 3.  SEC USE ONLY

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 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
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                  5. SOLE VOTING POWER                                       0
  NUMBER OF
    SHARES        ------------------------------------------------------------
BENEFICIALLY      6. SHARED VOTING POWER                             1,715,266
  OWNED BY
    EACH          ------------------------------------------------------------
 REPORTING        7. SOLE DISPOSITIVE POWER                                  0
   PERSON
    WITH          ------------------------------------------------------------
                  8. SHARED DISPOSITIVE POWER                        1,715,266
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                        1,715,266
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES                                     [   ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    8.2%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON                                               CO
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

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CUSIP NO. 122B4P 10 6        13G                            Page 4 of 8  Pages
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 1.  NAME OF REPORTING PERSON                  SBC Venture Capital Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [    ]
                                                                   (b)  [    ]
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 3.  SEC USE ONLY

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 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
------------------------------------------------------------------------------
                  5. SOLE VOTING POWER                                       0
  NUMBER OF
    SHARES        ------------------------------------------------------------
BENEFICIALLY      6. SHARED VOTING POWER                             1,715,266
  OWNED BY
    EACH          ------------------------------------------------------------
 REPORTING        7. SOLE DISPOSITIVE POWER                                  0
   PERSON
    WITH          ------------------------------------------------------------
                  8. SHARED DISPOSITIVE POWER                        1,715,266
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                        1,715,266
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES                                     [   ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    8.2%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON                                               CO
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

                                                          Page  5  of 8  Pages

Item 1(a). Name of Issuer

           Burst.com, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

           500 Sansome Street,  Suite 503
           San Francisco, California 94111

Item 2(a). Names of Persons Filing

          SBC  Communications  Inc. ("SBC") and its  wholly-owned  subsidiaries:
          Ameritech Corporation, a first-tier subsidiary ("Ameritech"), and SBC Venture Capital Corporation ("SBC Venture"), a subsidiary of Ameritech. All securities of the Issuer are held by SBC Venture.

Item 2(b). Address of Principal Business Office

           SBC Communications Inc.
           175 E. Houston Street
           San Antonio, Texas 78205

           Ameritech Corporation
           30 South Wacker Drive
           Chicago, Illinois  60606

           SBC Venture Capital Corporation
           175 E. Houston Street
           San Antonio, Texas 78205

Item 2(c). Citizenship

           Each of SBC, Ameritech and SBC Venture are incorporated in the State of Delaware.

Item 2(d). Title of Class of Securities

           Common Stock, par value $.00001 per share.

Item 2(e). CUSIP Number

           122B4P 10 6

                                                             Page 6 of 8 Pages

Item 3  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        Not applicable.

Item 4. Ownership

        (a) Amount beneficially owned: 857,633 common shares and warrants to purchase an additional 857,633 common shares

        (b) Percent of class:  8.2
        (c) Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote:  0
            (ii)  Shared power to vote or to direct the vote:  1,715,266
            (iii) Sole power to dispose or to direct the disposition of:  0
            (iv)  Shared power to dispose or direct the disposition of:
                  1,715,266

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 7 of 8  Pages



                               SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2000

                                      SBC COMMUNICATIONS INC.



                                      By: /s/ Donald E. Kiernan
                                          Donald E. Kiernan
                                          Senior Executive Vice President
                                          and Chief Financial Officer



                                      AMERITECH CORPORATION



                                      By: /s/ Donald E. Kiernan
                                          Donald E. Kiernan
                                          Executive Vice President,
                                          Chief Financial Officer and Treasurer



                                      SBC VENTURE CAPITAL CORPORATION



                                      By: /s/ Keli L. Flynn
                                          Keli L. Flynn
                                          Vice President

                                                             Page 8 of 8 Pages
                          Exhibit to Schedule 13G

                          JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Burst.com, Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated:    August 31, 2000


                                     SBC COMMUNICATIONS INC.


                                     By: /s/ Donald E. Kiernan
                                         Donald E. Kiernan
                                         Senior Executive Vice President
                                         and Chief Financial Officer



                                     AMERITECH CORPORATION


                                     By: /s/ Donald E. Kiernan
                                         Donald E. Kiernan
                                         Executive Vice President,
                                         Chief Financial Officer and Treasurer



                                     SBC VENTURE CAPITAL CORPORATION


                                     By: /s/ Keli L. Flynn
                                         Keli L. Flynn
                                         Vice-President